Press Release

Exhibit 99.3

For Immediate Release

November 12, 2014

Markit reports third quarter 2014 financial results

London and New York, NY – Markit Ltd. (Nasdaq: MRKT), a leading global diversified provider of financial information services, today announced financial results under International Financial Reporting Standards (IFRS) for the third quarter ended September 30, 2014.

Financial highlights in third quarter 2014

–	Revenue increased by $31.3 million, or 13.1% from third quarter 2013, to $269.7 million

–	On a constant currency basis, revenue grew by 11.1% from third quarter 2013, comprising organic revenue growth of 8.1% and acquisition related revenue growth of 3.0%

–	Organic revenue growth across all three business segments: Information (+4.8%), Processing (+9.4%) and Solutions (+13.1%)

–	Recurring revenue of 94.9%; recurring fixed revenue increased from $121.1 million or 50.8% of total revenue in third quarter 2013 to $144.6 million or 53.6% of total revenue

–	Adjusted EBITDA grew 14.5% to $126.8 million from third quarter 2013 with an Adjusted EBITDA margin of 47.3%

–	Adjusted Earnings grew 6.2% to $68.7 million while Adjusted earnings per share, diluted were unchanged at $0.37 compared to third quarter 2013

“I am pleased to report strong performance this quarter,” said Lance Uggla, chairman and chief executive officer of Markit. “Our three business segments all produced solid results as customer demand for our products and services continued to grow. As the market adapts to new regulations and reporting requirements, we are focused on helping customers comply with these requirements and achieve operating efficiencies, which means we are well positioned to reach our long term financial objectives.”

Table 1: Markit Ltd. selected financial information

	For the three months ended September 30, 2014			For the nine months ended September 30, 2014
($ millions except percentages and per share amounts)	2014	2013	YoY	2014	2013	YoY
Revenue	269.7	238.4	13.1%	793.7	704.1	12.7%
Operating expenses	(142.6)	(127.7)	11.7%	(429.9)	(379.7)	13.2%
Adjusted EBITDA (1)	126.8	110.7	14.5%	363.5	312.9	16.2%
Adjusted EBITDA margin (2)	47.3%	46.4%	N/A	45.9%	46.0%	N/A
Adjusted Earnings (1)	68.7	64.7	6.2%	209.9	183.0	14.7%
Adjusted earnings per share, diluted (3)	0.37	0.37	-	1.14	1.04	9.6%
Weighted average number of shares used to compute earnings per share, diluted	187.9	176.5	6.5%	183.6	175.8	4.4%

Markit Ltd.

Press Release

(1)	See “Reconciliation to Non-IFRS Financial Measures” for definitions of Adjusted EBITDA and Adjusted Earnings, which are non-IFRS financial measures, and for reconciliations to their most directly comparable IFRS financial measures.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

(3)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted. See the Consolidated Income Statement (unaudited) for the weighted average number of shares used to compute earnings per share, diluted for each period.

Revenue

Revenue increased by $31.3 million, or 13.1%, to $269.7 million for the three months ended September 30, 2014, from $238.4 million for the three months ended September 30, 2013. On a constant currency basis, our revenue growth was 11.1%, or $26.4 million, for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013.

Organic revenue growth accounted for $19.3 million, or 8.1% of the 13.1% increase. This was driven by new business wins across our Solutions and Information segments, and increased volumes in our Processing segment during the third quarter of 2014.

Acquisitions contributed $7.1 million to revenue growth, or 3.0% of the 13.1% increase in revenue, largely associated with the acquisitions in our Solutions segment of thinkFolio and Compliance Technologies International LLP (“CTI”) which were acquired in January 2014 and July 2014 respectively.

We experienced a favourable movement in exchange rates period-over-period, which increased our revenue growth by $4.9 million, or 2.0% of the 13.1% increase in revenue. Our revenue currency exposure for the three months ended September 30, 2014 was 69.2% in US dollars, 26.8% in Pounds Sterling, and 4.0% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased from 50.8% for the three months ended September 30, 2013, to 53.6% for the three months ended September 30, 2014, and increased from $121.1 million for the three months ended September 30, 2013 to $144.6 million for the three months ended September 30, 2014. This is due to new business wins in our Information and Solutions segments, a result of a number of existing customers moving from variable-revenue contracts to fixed-revenue contracts in the Information Valuation and Trading Services sub-division, and the acquisition of thinkFolio in our Solutions Enterprise Software sub-division.

Recurring variable revenue as a percentage of total revenue decreased from 45.3% for the three months ended September 30, 2013, to 41.3% for the three months ended September 30, 2014. However, recurring variable revenue increased from $108.0 million for the three months ended September 30, 2013 to $111.4 million for the three months ended September 30, 2014. This was largely due to increased revenue within the Processing segment, partially offset by the previously mentioned change in customer contracts in the Information Valuation and Trading Services sub-division.

Non-recurring revenue as a percentage of total revenue increased from 3.9% for the three months ended September 30, 2013, to 5.1% for the three months ended September 30, 2014, and increased from $9.3 million for the three months ended September 30, 2013 to $13.7 million for the three months ended September 30, 2014. This was principally due to new business wins in our Solutions segment.

Operating expenses

Operating expenses increased by $14.9 million, or 11.7%, to $142.6 million for the three months ended September 30, 2014, from $127.7 million for the three months ended September 30, 2013. As a percentage of revenue, operating expenses decreased from 53.6% for the three months ended September 30, 2013 to 52.9% for the three months ended September 30, 2014.

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Personnel costs as a percentage of total operating expenses decreased from 61.0% for the three months ended September 30, 2013 to 60.8% for the three months ended September 30, 2014. Personnel costs increased by $8.8 million, or 11.3%, to $86.7 million for the three months ended September 30, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, increases in employee cash compensation levels, and the impact of unfavourable movements in foreign exchange rates.

Exceptional items

Exceptional items for the three months ended September 30, 2014 were $9.4 million; consisting principally of $8.3 million of impairment charges and $1.1 million of legal advisory fees.

An $8.3 million impairment of other intangible assets was taken in regard to Credit Centre, within our Processing segment, following a recent decision to close the business. The legal advisory fees of $1.1 million for the three months ended September 30, 2014, related to ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Exceptional items for the three months ended September 30, 2013 were $14.3 million and included $12.7 million relating to an impairment of Markit Trade Reporting in our Information segment and $1.6 million of legal advisory fees related to the ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Income tax expense

Income tax expense was $11.6 million for the three months ended September 30, 2014, compared to $16.5 million for the three months ended September 30, 2013, a decrease of $4.9 million, or 29.7%. This reflects the impact of acquisition related deferred tax accounting adjustments associated with both current and out of period acquisition related items, partially offset by an out of period amendment to deferred tax related to internally developed intangible assets. The impact of the out of period adjustments was a $12.5 million reduction in our income tax expense. The deferred tax adjustments were identified as a result of a detailed tax balance sheet review undertaken by management, which had a primary focus on tax balances associated with acquisition accounting. Our effective tax rate was 12.8% for the three months ended September 30, 2014, compared to 33.7% for the three months ended September 30, 2013. The decrease in the effective tax rate principally reflects the impact of the aforementioned deferred tax adjustments.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $126.8 million for the three months ended September 30, 2014 increased by $16.1 million, or 14.5%, from $110.7 million for the three months ended September 30, 2013. This growth was across all three segments, and reflects operating performance as described above. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin increased to 47.3% for the three months ended September 30, 2014 compared to the Adjusted EBITDA margin of 46.4% for the three months ended September 30, 2013 due to positive contributions from our Processing and Information segments in the quarter, largely as a result of the revenue performance mentioned above.

Adjusted Earnings

Adjusted Earnings for the three months ended September 30, 2014, increased $4.0 million, or 6.2%, to $68.7 million from $64.7 million for the three months ended September 30, 2013. This reflects the financial performance discussed above, including an additional $7.5 million tax expense related to an out of period deferred tax adjustment associated with internally developed intangible assets. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

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Table 2: Segmental analysis

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentages)	2014	2013	2014	2013
Segmental data:
Information	123.4	115.5	363.3	342.7
Processing	72.2	64.2	216.4	200.3
Solutions	74.1	58.7	214.0	161.1
Total revenue	269.7	238.4	793.7	704.1
Information	61.1	54.4	174.9	160.8
Processing	41.9	34.6	120.1	108.3
Solutions	24.1	21.7	68.8	55.3
Non-controlling interests	(0.3)	–	(0.3)	(11.5)
Total Adjusted EBITDA	126.8	110.7	363.5	312.9
Information	49.5%	47.1%	48.1%	46.9%
Processing	58.0%	53.9%	55.5%	54.1%
Solutions	32.5%	37.0%	32.1%	34.3%
Total Adjusted EBITDA margin (1)	47.3%	46.4%	45.9%	46.0%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Table 3: Revenue growth

	For the three months ended September 30, 2014				For the nine months ended September 30, 2014
( in percentages)	Organic	Acquisition related	Foreign currency	Total revenue growth	Organic	Acquisition related	Foreign currency	Total revenue growth
Information	4.8%	–	2.0%	6.8%	3.8%	–	2.2%	6.0%
Processing	9.4%	–	3.1%	12.5%	4.8%	–	3.2%	8.0%
Solutions	13.1%	12.1%	1.0%	26.2%	18.9%	12.8%	1.1%	32.8%
Total Markit	8.1%	3.0%	2.0%	13.1%	7.5%	2.9%	2.3%	12.7%

Information

Revenue in our Information segment increased by $7.9 million, or 6.8%, to $123.4 million for the three months ended September 30, 2014, compared to $115.5 million for the three months ended September 30, 2013. The revenue increase was largely driven by new business wins within the Pricing and Reference Data sub-division, and by the positive impact of foreign exchange movements across the segment. Organic revenue growth contributed 4.8% of the 6.8% increase in revenue. Favourable movements in exchange rates period-over-period contributed 2.0% of the 6.8% increase in revenue.

Adjusted EBITDA in our Information segment increased by $6.7 million, or 12.3%, to $61.1 million for the three months ended September 30, 2014, compared to $54.4 million for the three months ended September 30, 2013. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 49.5% for the three months ended September 30, 2014, compared to 47.1% for the three months ended September 30, 2013.

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Processing

Revenue in our Processing segment increased by $8.0 million, or 12.5%, to $72.2 million for the three months ended September 30, 2014, from $64.2 million for the three months ended September 30, 2013. This reflects increased revenue in our loans processing and derivatives processing products, and the impact of favourable foreign exchange movements. Organic revenue growth contributed 9.4% of the 12.5% increase in revenue. Favourable movements in exchange rates period-over-period contributed 3.1% of the 12.5% increase in revenue.

Adjusted EBITDA in our Processing segment increased by $7.3 million, or 21.1%, to $41.9 million for the three months ended September 30, 2014, compared to $34.6 million for the three months ended September 30, 2013. This increase was largely attributable to the revenue growth described above, and cost reductions in our derivatives processing product. Our Adjusted EBITDA margin increased to 58.0% for the three months ended September 30, 2014, from 53.9% for the three months ended September 30, 2013.

Solutions

Revenue in our Solutions segment increased by $15.4 million, or 26.2%, to $74.1 million for the three months ended September 30, 2014, from $58.7 million for the three months ended September 30, 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio and CTI. Constant currency revenue growth comprised 25.2% of the 26.2% increase in revenue. Organic revenue growth contributed 13.1% of the 26.2% increase in revenue.

Acquisitions contributed 12.1% of the 26.2% increase in revenue, as a result of the acquisitions of Markit Corporate Actions, thinkFolio and CTI in July 2013, January 2014 and July 2014 respectively. Note that whilst Markit Corporate Actions is still treated as acquisition related revenue under our definition, for the three months ended September 30, 2014 there was a full comparative period in 2013. Favourable movements in exchange rates period-over-period contributed 1.0% of the 26.2% increase in revenue.

Adjusted EBITDA in our Solutions segment increased by $2.4 million, or 11.1%, to $24.1 million for the three months ended September 30, 2014, from $21.7 million for the three months ended September 30, 2013. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division. Adjusted EBITDA margin decreased to 32.5% for the three months ended September 30, 2014, from 37.0% for the three months ended September 30, 2013.

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Webcast and conference call information

Markit’s management will host a live audio webcast and conference call at 8.30am (EST) today to review and discuss the company’s results. The webcast can be accessed on Markit’s investor relations website at http://www.markit.com/company/investors. A replay of the webcast and the presentation used in the webcast will be available through the same link following the live webcast and conference call.

Note on IFRS reporting standards

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. We maintain our books and records in US dollars. We have made rounding adjustments to some of the figures included in this press release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this press release are in US dollars.

Use of non-IFRS financial measures

Non-IFRS results are presented only as a supplement to our financial statements based on IFRS. Non-IFRS financial information is provided to enhance understanding of our financial performance, but none of these non-IFRS financial measures are recognised terms under IFRS and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Definitions and reconciliations of non-IFRS measures to the most directly comparable IFRS measures are provided within the schedules attached to this release.

We use non-IFRS measures in our operational and financial decision making, as we believe that it is useful to exclude certain items in order to focus on what we regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. We also believe that investors may find non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-IFRS financial measures are not a substitute for IFRS disclosures.

Non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present non-IFRS measures when reporting their results. Non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and

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uncertainties and are made in light of information currently available to Markit. When used in this press release, the words “anticipate,” “believe,” “intend,” “expect,” “estimate,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

About Markit

Markit is a leading global diversified provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 3,000 people in 10 countries. Markit shares are listed on Nasdaq under the symbol “MRKT.” For more information, please see www.markit.com.

Media enquiries, please contact:

Teresa Chick

Markit

Managing Director, Corporate Communications

Telephone: +44 (0)20 7260 2094

Email: teresa.chick@markit.com

Ed Canaday

Markit

Director, Corporate Communications

Telephone: +1 646 679 3031

Email: ed.canaday@markit.com

Investor enquiries, please contact: Matthew Kolby Markit Managing Director, Investor Relations Telephone: +1 646 679 3140 Email: ir@markit.com

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Markit Ltd.

Consolidated income statement (unaudited)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m	$’m	$’m

Revenue	269.7	238.4	793.7	704.1

Operating expenses	(142.6)	(127.7)	(429.9)	(379.7)
Exceptional items	(9.4)	(14.3)	(51.8)	(12.3)
Acquisition related items	16.0	(0.1)	11.0	(0.2)
Amortisation – acquisition related	(15.0)	(12.6)	(43.3)	(37.0)
Depreciation and amortisation	(25.1)	(21.9)	(71.9)	(62.4)
Share based compensation and related items	(0.7)	(2.0)	(6.8)	(5.9)
Other gains/(losses) – net	2.4	(6.2)	(3.0)	4.6

Operating profit	95.3	53.6	198.0	211.2

Finance costs – net	(4.5)	(4.7)	(12.8)	(15.0)

Profit before income tax	90.8	48.9	185.2	196.2

Income tax expense	(11.6)	(16.5)	(36.8)	(52.1)

Profit for the period	79.2	32.4	148.4	144.1

Profit attributable to:
Owners of the parent	80.3	32.4	149.5	136.5
Non-controlling interests	(1.1)	–	(1.1)	7.6

	79.2	32.4	148.4	144.1

	$	$	$	$
Basic earnings per share	0.45	0.18	0.84	0.79
Diluted earnings per share	0.43	0.18	0.81	0.78

Weighted average number of shares used to compute earnings per share, basic	179,964,373	175,328,380	178,499,006	172,999,630
Weighted average number of shares used to compute earnings per share, diluted	187,893,323	176,547,638	183,630,386	175,835,360

There were no discontinued operations for either period presented.

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Markit Ltd.

Consolidated balance sheet (unaudited)

	September 30,	December 31,
	2014	2013
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	60.3	62.3
Intangible assets	2,889.8	2,717.8
Deferred income tax assets	156.4	108.5
Derivative financial instrument assets	1.6	0.3

Total non-current assets	3,108.1	2,888.9

Current assets
Trade and other receivables	282.4	231.2
Derivative financial instruments	2.8	0.9
Current income tax receivables	4.6	3.6
Cash and cash equivalents	81.1	75.3

Total current assets	370.9	311.0

Total assets	3,479.0	3,199.9

Equity
Capital and reserves
Common shares	1.8	0.2
Share premium	441.0	372.9
Other reserves	(52.9)	19.5
Retained earnings	1,798.8	1,663.3

Equity attributable to owners of the parent	2,188.7	2,055.9
Non-controlling interest	36.6	-

Total equity	2,225.3	2,055.9

Liabilities
Non-current liabilities
Borrowings	419.2	472.7
Trade and other payables	138.1	29.6
Derivative financial instruments	0.3	0.3
Deferred income tax liabilities	205.1	140.6

Total non-current liabilities	762.7	643.2

Current liabilities
Borrowings	90.2	101.9
Trade and other payables	199.9	198.6
Deferred income	180.9	177.9
Current income tax liabilities	17.4	14.3
Derivative financial instruments	2.6	8.1

Total current liabilities	491.0	500.8

Total liabilities	1,253.7	1,144.0

Total equity and liabilities	3,479.0	3,199.9

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Markit Ltd.

Consolidated statement of cash flows (unaudited)

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m
Profit before income tax	185.2	196.2
Adjustment for:
Amortisation – acquisition related	43.3	37.0
Depreciation and amortisation – other	71.9	62.4
Impairment of goodwill	-	12.7
Impairment of assets	8.3	-
Profit on sale of available-for-sale financial assets	-	(4.2)
Fair value gains on derivative financial instruments	-	(3.5)
Fair value (gains)/losses on contingent consideration	(15.6)	(0.1)
Share based compensation and related items	14.1	5.9
Finance costs – net	12.8	15.0
Foreign exchange losses/(gains) and other non-cash charges in operating activities	2.4	(0.6)
Changes in working capital:
Increase in trade and other receivables	(51.7)	(28.2)
Increase in trade and other payables	8.1	0.4

Cash generated from operations	278.8	293.0

Cash flows from operating activities
Cash generated from operations	278.8	293.0
Interest paid	(5.2)	(5.7)
Income tax paid	(35.0)	(49.6)

Net cash generated from operating activities	238.6	237.7

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed	(1.4)	-
Acquisition of subsidiaries, net of cash acquired	(127.2)	(46.0)
Purchases of property, plant and equipment	(18.4)	(23.5)
Proceeds from sale of available-for-sale financial assets	-	5.3
Purchases of intangible assets	(69.6)	(71.2)
Interest received	0.1	0.3

Net cash used in investing activities	(216.5)	(135.1)

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Markit Ltd.

Consolidated statement of cash flows (unaudited) – continued

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	$’m	$’m
Cash flows from financing activities
Proceeds from issuance of common shares	56.8	47.6
Share buy back	(77.8)	(77.8)
Transactions with non-controlling interest in subsidiaries	-	(178.0)
Proceeds from borrowings	100.0	177.0
Repayments of borrowings	(90.0)	(145.0)
Prepaid facility fees	(4.1)	-

Net cash used in financing activities	(15.1)	(176.2)

Net increase/(decrease) in cash and cash equivalents	7.0	(73.6)

Cash and cash equivalents at beginning of period	75.3	110.2
Net increase/ (decrease) in cash and cash equivalents	7.0	(73.6)
Exchange losses on cash and cash equivalents	(1.2)	(1.1)

Cash and cash equivalents at end of period	81.1	35.5

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Markit Ltd.

Reconciliation to Non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and net other gains or losses and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2014	2013	2014	2013
Profit for the period	79.2	32.4	148.4	144.1
Income tax expense	11.6	16.5	36.8	52.1
Finance costs – net	4.5	4.7	12.8	15.0
Depreciation and amortisation – other	25.1	21.9	71.9	62.4
Amortisation – acquisition related	15.0	12.6	43.3	37.0
Acquisition related items	(16.0)	0.1	(11.0)	0.2
Exceptional items	9.4	14.3	51.8	12.3
Share based compensation and related items	0.7	2.0	6.8	5.9
Other (gains) / losses – net	(2.4)	6.2	3.0	(4.6)
Adjusted EBITDA attributable to non-controlling interests	(0.3)	—	(0.3)	(11.5)
Adjusted EBITDA	126.8	110.7	363.5	312.9

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Adjusted Earnings

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

In addition we use Adjusted Earnings to calculate Adjusted Earnings per share, diluted.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2014	2013	2014	2013
Profit for the period	79.2	32.4	148.4	144.1
Amortisation – acquisition related	15.0	12.6	43.3	37.0
Acquisition related items	(16.0)	0.1	(11.0)	0.2
Exceptional items	9.4	14.3	51.8	12.3
Share based compensation and related items	0.7	2.0	6.8	5.9
Other (gains) / losses – net	(2.4)	6.2	3.0	(4.6)
Unwind of discount (1)	2.9	3.0	7.8	9.8
Tax effect of above adjustments	(20.4)	(5.9)	(40.5)	(12.0)
Adjusted Earnings attributable to non-controlling interests	0.3	—	0.3	(9.7)
Adjusted Earnings	68.7	64.7	209.9	183.0

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

-Ends-

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